UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

COSCIENS Biopharma Inc.

(Name of the Issuer)

COSCIENS Biopharma Inc.
(Name of Persons Filing Statement)

Common Stock, No Par Value per Share

(Title of Class of Securities)

22112H101

(CUSIP Number of Class of Securities)

Peter Puccetti
Interim CEO and Chairman of the Board
COSCIENS Biopharma Inc.	Scott Saks
Telephone: (843) 900-3223	Norton Rose Fulbright US LLP
E-mail:	1301 Avenue of the Americas
c/o Borden Ladner Gervais, LLP,	New York, New York 10019-6022
22 Adelaide Street West, Suite 3400,	United States
Toronto ON M5H 4E3, Canada	(212) 318-3151

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communication on
Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement Notice subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

This Amendment No. 5 (“Amendment No. 5”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 that was previously filed by COSCIENS Biopharma Inc. (referred to herein as “Company”) with the Securities and Exchange Commission on April 4, 2026, as amended by Amendment No. 1 filed on May 4, 2026, Amendment No. 2 filed on May 8, 2026, Amendment No. 3 filed on May 12, 2026, and Amendment No. 4 filed on May 20, 2026 (the “Transaction Statement”).

This Amendment No. 5 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Transaction Statement to report the results of the transactions described below. At the Annual General and Special Meeting of the Company’s shareholders held on June 17, 2026, a requisite quorum of the Company’s common shares, no par value per share (“Common Shares”) were present in person or by proxy. The requisite majority of Common Shares represented at the meeting voted to approve each of three resolutions submitted for shareholder approval, including: (i) the re-election of all director nominees, (ii) the re-appointment of Deloitte LLP as auditors, and (iii) the authorization to proceed with the changes in the Company’s share capital, consisting of (a) the consolidation (the “Consolidation”) of the Common Shares on the basis of one post-Consolidation Common Share for every 150 pre-Consolidation Common Shares; and (b) the immediate subsequent split of the Common Shares on the basis of 50 Common Shares for every one post-Consolidation Common Share.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete, and correct.

COSCIENS BIOPHARMA INC.

By:	/s/ Giuliano La Fratta
Name:	Giuliano La Fratta
Title:	Chief Financial Officer

Dated: June 18, 2026